FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 5 January 2005


                               File no. 0-17630


                             CRH - Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement




FULL YEAR 2004 TRADING UPDATE STATEMENT

5 January 2005

CRH plc, the international building materials group, is issuing this trading statement for the year ended 31 December 2004 in advance of its Preliminary Results for the year which are due to be announced on 1 March 2005.

Overview

CRH performed strongly in 2004 and full year profit before tax is expected to break the euro 1 billion level (2003: euro 864 million) for the first time.

First half activity benefited from strong organic growth, a return to more normal seasonal weather patterns in Northern Europe and North America and modest market improvements. This, combined with significant incremental contributions from acquisitions and only a minor adverse translation impact due to seasonally low first half US Dollar operating profits, resulted in a substantial 71% increase in profit before tax for the six months to euro 275 million (2003: euro 161 million).

Comparisons of second half performance are of course difficult due to the strong catch-up in second half 2003 from the slow start to that year. Our markets, on balance, showed improved activity levels through the second half of 2004 but results were affected by higher world energy prices and rising input costs, and by the weakening of the US Dollar. Profit before tax in the second half of the year has increased and is expected to show a mid single digit percentage advance over the 2003 outcome of euro 703 million.

The average 2004 US$/euro exchange rate of 1.24 (2003: 1.13), combined with the average 2004 exchange rates for our other operating currencies, results in an adverse full year translation impact of euro 40 million, equivalent to approximately 5% of 2003's profit before tax level of euro 864 million.

Republic of Ireland

In Ireland, residential construction grew strongly, with an estimated record 77,000 house completions compared with 68,800 in 2003. Demand from the infrastructure sector was also strong but eased somewhat in the closing months as some major projects were completed ahead of schedule. After a flat first half, the second half of the year brought evidence of improving commercial and industrial activity. Although product prices failed to compensate for cost increases and margins declined somewhat, volumes for the year show satisfactory increases and operating profits are expected to be similar to the 2003 level.

Britain & Northern Ireland

Ibstock brick volumes were just below 2003 levels, and further price improvements were achieved. Our concrete products operations saw increased demand, underpinned by a robust performance from the masonry division. UK fencing operations had a good year helped by some major security projects. In the Materials Division, Northern Ireland operations saw higher activity in housing and infrastructure markets. With organic profit improvements and the benefits of a modest strengthening of Sterling against the euro, full year operating profits will show an increase on 2003 levels.

Mainland Europe - Materials

Trading comparisons in 2004 must be viewed against the backdrop of an exceptionally cold first quarter 2003 in Northeast Europe which depressed first half 2003 trading but contributed to a very strong bounce back in activity in the second half of that year. These influences were most evident in our Polish operations which saw a 17% recovery in first half 2004 cement volumes end with a year-on-year increase of 3%. Overall, these businesses had a very satisfactory 2004 with an improving economy, benefits from ongoing reorganisation and more normal weather patterns than in 2003. While Finland also benefited in 2004 from better early weather conditions, housing and infrastructure activity contributed to good second half demand resulting in satisfactory annual increases in both cement and readymixed concrete volumes. In Switzerland, we enjoyed ongoing strong demand from major tunnelling works and a good first year contribution from Hastag which was acquired in January. Although readymixed concrete volumes in Spain declined, improved pricing and operating efficiencies should result in an outcome similar to 2003. In Portugal, cement producer Secil, in which CRH acquired a 49% stake with joint management control, has met expectations and 2004 results will include CRH's share of its results for the post-acquisition period June to December.

Full year operating profit from Mainland Europe - Materials will show a strong advance on 2003 levels reflecting acquisition benefits and organic improvements.

Mainland Europe - Products & Distribution

The Products & Distribution Division's markets remained subdued in 2004 and failed to sustain the somewhat firmer tone evident in the first half of the year. Against this backdrop, and despite higher input costs particularly in the second half, we delivered an improved organic performance. Incremental benefits of 2003 and 2004 acquisitions, in particular Cementbouw, resulted in a significant advance in overall sales and operating profits.

Concrete Products achieved good growth in 2004 both from acquisitions and underlying operations despite weakness in key markets and rising raw material costs. The Sand Lime Brick business acquired as part of the Cementbouw transaction turned in an excellent performance in its first full year with the Group. Despite weakness in its residential and commercial markets Clay Products delivered improved results through better pricing and productivity. The second half of the year saw very rapid escalation in Insulation's energy-related raw material costs which negatively impacted results in both heritage operations and recent acquisitions. In Building Products, our Fencing & Security business benefited from 2003 acquisitions while Daylight & Ventilation delivered improved profits in difficult markets. The Concrete Accessories business, formed following the acquisition of Plakabeton in April 2003, had an excellent year. Our Cementbouw Joint Venture in materials trading and readymixed concrete in the Netherlands experienced tough trading conditions in weaker infrastructure markets. While market conditions for Distribution were less favourable than 2003, record sales and operating profits were achieved through organic growth and the benefits of acquisitions.

The Americas - Materials

Overall, activity levels in this Division benefited from good residential demand offset by somewhat weaker highway spending. This was reflected in improvements in aggregates and readymixed concrete volumes and a modest decline in asphalt volumes. However, escalating energy costs, which reached unprecedented levels through the busy autumn construction season, fed through rapidly into input costs eroding the benefits of price improvements and resulting in an overall margin decline. Although a strong focus on operating cost reduction measures helped maintain US Dollar operating profits at similar levels to 2003, an adverse translation impact of approximately euro 26 million will result in lower reported euro operating profits for this Division.

In New England, New Hampshire, Maine and Massachusetts experienced solid state highway programmes. Connecticut markets were mixed while paving activity in Vermont continued to be weak with highway funds focussed on several large projects. Higher energy prices led to lower margins and left operating profits similar to last year. New York/New Jersey enjoyed good demand but higher input costs left profits broadly unchanged. The Central region had mixed trading with good demand in Ohio and West Virginia more than offset by very competitive markets in Pennsylvania and Delaware and by severe cutbacks in highway spending in Michigan. In the West overall market strength and integration of recent acquisitions resulted in good growth across this large geographical region.

The Americas - Products & Distribution

The Products & Distribution Division had a strong year with residential demand continuing at a good level and ongoing evidence of recovery in the non-residential construction sector. Precast benefited from the general improvement in activity and a modest upturn in the telecommunications sector. Volume increases and reduced overhead expenses offset cost increases in steel, cement and fuel resulting in higher profits. Architectural Products saw good demand for retail and hardscape products and delivered improvement at its Glen-Gery brick operations. This, combined with good incremental contributions from an active acquisition programme, resulted in a significant profit improvement. The modest recovery in commercial construction benefited our Glass operations, particularly in the second half of the year. Distribution achieved further margin improvements due to continuing robust RMI demand and gains from steep increases in the price of many commodities sold by this business. In South America, our operations in Argentina and Chile both delivered improved results.

Although the weaker US Dollar will have an adverse translation impact of approximately euro 23 million, we nevertheless anticipate a good increase in reported euro operating profits for this Division.

Development

Full year development expenditure amounted to approximately euro 1 billion, lower than the euro 1.6 billion of 2003 which included the euro 0.7 billion Cementbouw transaction, but broadly in line with the levels of development spend in both 2001 and 2002.

2004 expenditure includes: the purchase of the 49% stake in Secil completed in June; the 19 small to medium-sized deals announced in our first half Development Strategy Update released in July; together with a further 19 deals announced in today's second half Development Strategy Update released in conjunction with this trading update. The total also includes approximately euro 0.1 billion of investment in seven large capital projects to expand capacity and meet growing customer demand.

Financial

While cash generation has remained strong and the stronger euro/weaker US Dollar will have a positive translation effect of approximately euro 7 million at the interest level, acquisition activity and rising interest rates will result in a higher full year interest charge. EBITDA/net interest cover for the year is expected to be similar to last year.

International Financial Reporting Standards (IFRS)

CRH's Preliminary Results for 2004 will be reported as usual under Irish/UK GAAP on 1 March 2005. Restated Interim 2004 and Full Year 2004 results under IFRS will be made available during the second quarter of 2005. The trading statement for the first six months of 2005, to be issued in early July, will provide guidance under IFRS and the Interim 2005 results will be reported under IFRS.

Outlook

The group has performed strongly in 2004 with good full year organic growth and a significant incremental contribution from acquisitions. Recovery of higher input costs through price improvements and efficiency measures will remain a priority for the year ahead. Subject to continuing uncertainties in economies and currency markets, with our relentless focus on operations, ongoing strong cash flow, comfortable interest cover and a sustained development emphasis we face 2005 with confidence.



This trading update contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00am GMT on 5 January 2005 to discuss this statement and the accompanying Development Strategy Update. The dial-in-number is +44 207 162 0185. A recording of the conference call will be available from 10.00am GMT on 5 January 2005 by dialling +44 207 031 4064. The security code for the replay will be 632194.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007


E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  05 January 2005


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director